SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

Sagent Pharmaceuticals, Inc.

(Name of Subject Company)

Sagent Pharmaceuticals, Inc.

(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

78669210

(CUSIP Number of Class of Securities)

Allan Oberman

Chief Executive Officer

Sagent Pharmaceuticals, Inc.

1901 N. Roselle Road, Suite 700

Schaumburg, Illinois 60195

(847) 908-1600

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

Copies To:

George P. Stamas

William B. Sorabella

Alexander D. Fine

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of certain communications related to the proposed acquisition of Sagent Pharmaceuticals, Inc. (“Sagent”) by Nichi-Iko Pharmaceutical Co., Ltd. (“Nichi-Iko”) pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of July 10, 2016, by and among Sagent, Nichi-Iko and Shepard Vision, Inc., a wholly-owned subsidiary of Nichi-Iko.

This Schedule 14D-9 consists of the following documents:

(i) Email from Sagent’s Chief Executive Officer to the Company’s employees

(ii) Email from Sagent’s Chief Executive Officer to customers

(iii) Letter from Sagent’s Chief Executive Officer to partners and suppliers

(iv) Excerpts from a presentation delivered by Sagent’s Chief Executive Officer to the Company’s employees

The items listed above were first used or made available on July 11, 2016.

(i) Set forth below is an email from Sagent’s Chief Executive Officer to Company employees:

Dear Colleagues,

A few minutes ago, Sagent announced that it entered into a definitive agreement to be acquired by Nichi-Iko Pharmaceutical Co., the foremost generic pharmaceuticals company in Japan. We are thrilled to be joining with Nichi-Iko, and believe that the transaction represents a strategic growth opportunity to combine Nichi-Iko’s Southeast Asia market strength and development capabilities with our North America footprint, deep customer network and dedicated workforce. Nichi-Iko recognizes that our employees are our biggest asset. It is your hard work and dedication that has made Sagent the great company that it is today, and a company that Nichi-Iko wants to help move into its next stage of growth.

Nichi-Iko is the largest generic pharmaceuticals company in Japan, with annual revenues of over $1 billion (and trailing twelve month sales of approximately $1.4 billion), offering a full line-up of high-quality generic drugs covering more than 1,000 commercially marketed products. Sagent and its customers will benefit from an expanded portfolio of low-cost and high-quality generic treatments, a sophisticated manufacturing infrastructure and an industry-leading quality control system.

This announcement is an important strategic step that will help Sagent meet – and exceed – its long-term growth goals. Nichi-Iko supports our vision for the future and is fully aligned with our ‘Triple E’ strategy – Expanding our product portfolio, Enhancing operational performance and Executing on attractive growth opportunities. In fact, many of our core tenants run in parallel to Nichi-Iko’s strategy of gaining market share, expanding supply chain capacity and penetrating new, international markets, all with the goal of aligning its business to the evolving generics market.

Following the close of the transaction, which we expect to occur in the third fiscal quarter of 2016, Sagent will be a wholly-owned subsidiary of Nichi-Iko. As such, before, during and after this transaction is completed, it will be business as usual. We expect that your daily responsibilities will remain the same, along with your compensation. Sagent’s current management team will remain in-tact and our headquarters will stay here in Schaumburg.

We hope that you view this announcement as a positive conclusion to a period of transition. This announcement should alleviate concerns regarding the future of our great Company and the uncertainty that has been discussed across the industry over the past few months.

We will continue to communicate with you throughout this process, providing updates as appropriate. In the meantime, do not hesitate to reach out to your manager or Human Resources representative should you have any questions.

We encourage you to join us for a Town Hall discussion today at 10:00AM CT to discuss this exciting announcement. You will receive a calendar invite to this event.

Thank you in advance for your continued support as we push forward into our next stage of growth and solidify our position – alongside Nichi-Iko – as a leading provider of affordable pharmaceuticals to the hospital and clinic market.

Sincerely,

Allan Oberman

Chief Executive Officer

Forward-Looking Statements:

To the extent that statements contained in this communication are not descriptions of historical facts regarding Sagent, they are forward-looking statements reflecting the current beliefs, certain assumptions and current expectations of management made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and may be identified by words such as “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “could,” “should,” “may,” “will,” “would,” “continue,” “forecast,” and other similar expressions. Forward-looking statements in this communication involve substantial risks and uncertainties that could cause actual results to differ significantly from those expressed or implied by the forward-looking statements, including but not limited to, the satisfaction of the conditions to the consummation of the proposed transaction, the timing of the completion of the proposed transaction and the potential impact of the announcement or consummation of the proposed transaction on our important relationships, including with employees, suppliers and customers. Except as required by law, Sagent is under no obligation to update or revise any forward-looking statements. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the business of the company in general, see Sagent’s Form 10-K for the year ended December 31, 2015, subsequent reports on Form 10-Q and 8-K, and other filings by the Company with the U.S. Securities and Exchange Commission (“SEC”).

Important Information:

The Offer for the outstanding common stock of the Company referred to in this communication has not yet commenced. This communication is not an offer to purchase or a solicitation of an offer to sell shares of the Company’s common stock. The solicitation and the offer to purchase shares of the Company’s common stock will only be made pursuant to an offer to purchase and related materials that Parent and Merger Sub intend to file with the SEC. At the time the Offer is commenced, Parent and Merger Sub will file a tender offer statement on Schedule TO with the SEC, and soon thereafter the Company will file a Solicitation / Recommendation Statement on Schedule 14D-9 with respect to the tender offer. STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. Investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available) at the SEC’s web site at www.sec.gov or by contacting Michael Ward, the Company’s Chief Legal Officer and Corporate Secretary either by telephone at (847) 908-1600 or by e-mail at legal@sagentpharma.com.

(ii) Set forth below is an email from Sagent’s Chief Executive Officer to customers:

Dear Valued Customer,

Earlier this morning, Sagent announced that it entered into a definitive agreement to be acquired by Nichi-Iko Pharmaceutical Co., the foremost generic pharmaceuticals company in Japan. We are thrilled to be joining Nichi-Iko, and believe that the transaction represents a strategic growth opportunity. This acquisition will bring meaningful benefits to our customers over time, as Nichi-Iko shares our customer-centric philosophy, emphasis on quality and passion for meeting the needs of patients.

Nichi-Iko is the largest generic pharmaceuticals company in Japan, with annual revenues of over $1 billion (and trailing twelve month sales of approximately $1.4 billion), offering a full line-up of high-quality generic drugs covering more than 1,000 commercially marketed products. Sagent and its customers will benefit from an expanded portfolio of low-cost and high-quality generic treatments, a sophisticated manufacturing infrastructure and an industry-leading quality control system.

Following the close of the transaction, which we expect to occur in the third fiscal quarter of 2016, Sagent will be a wholly-owned subsidiary of Nichi-Iko. As such, before, during and after this transaction is completed, it will be business as usual at Sagent. Sagent’s contracts and pricing will not be impacted, current product offerings will continue and current supplies of products will remain in-tact. Your point of contact will remain the same, and you will continue to receive the exceptional service and quality that you have come to expect from our Company.

We will continue to communicate with you throughout this process, providing updates as appropriate. In the meantime, do not hesitate to reach out to your usual customer contact should you have any questions.

Thank you in advance for your continued support as we push forward into our next stage of growth and solidify our position – alongside Nichi-Iko – as a leading provider of affordable pharmaceuticals.

Sincerely,

Allan Oberman	Don Bullock
Chief Executive Officer	Executive Vice President, Sales

Forward-Looking Statements:

To the extent that statements contained in this communication are not descriptions of historical facts regarding Sagent, they are forward-looking statements reflecting the current beliefs, certain assumptions and current expectations of management made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and may be identified by words such as “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “could,” “should,” “may,” “will,” “would,” “continue,” “forecast,” and other similar expressions. Forward-looking statements in this communication involve substantial risks and uncertainties that could cause actual results to differ significantly from those expressed or implied by the forward-looking statements, including but not limited to, the satisfaction of the conditions to the consummation of the proposed transaction, the timing of the completion of the proposed transaction and the potential impact of the announcement or consummation of the proposed transaction on our important relationships, including with employees, suppliers and customers. Except as required by law, Sagent is under no obligation to update or revise any forward-looking statements. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the business of the company in general, see Sagent’s Form 10-K for the year ended December 31, 2015, subsequent reports on Form 10-Q and 8-K, and other filings by the Company with the U.S. Securities and Exchange Commission (“SEC”).

Important Information:

The Offer for the outstanding common stock of the Company referred to in this communication has not yet commenced. This communication is not an offer to purchase or a solicitation of an offer to sell shares of the Company’s common stock. The solicitation and the offer to purchase shares of the Company’s common stock will only be made pursuant to an offer to purchase and related materials that Parent and Merger Sub intend to file with the SEC.

At the time the Offer is commenced, Parent and Merger Sub will file a tender offer statement on Schedule TO with the SEC, and soon thereafter the Company will file a Solicitation / Recommendation Statement on Schedule 14D-9 with respect to the tender offer. STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. Investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available) at the SEC’s web site at www.sec.gov or by contacting Michael Ward, the Company’s Chief Legal Officer and Corporate Secretary either by telephone at (847) 908-1600 or by e-mail at legal@sagentpharma.com.

(iii) Set forth below is a letter from Sagent’s Chief Executive Officer to partners and suppliers:

Dear Valued Partner/Supplier,

Earlier this morning, Sagent announced that it entered into a definitive agreement to be acquired by Nichi-Iko Pharmaceutical Co., the foremost generic pharmaceuticals company in Japan. We are thrilled to be joining Nichi-Iko, and believe that the transaction represents a strategic growth opportunity for our business and all parties involved.

Nichi-Iko is the largest generic pharmaceuticals company in Japan, with annual revenues of over $1 billion (and trailing twelve month sales of approximately $1.4 billion), and its acquisition of Sagent will create a global generic pharmaceuticals company with a shared focus on disciplined, long-term growth and profitability. Sagent and Nichi-Iko’s offerings are highly complementary, the two companies specializing in different therapeutic categories. Sagent’s concentration is in anti-infective, oncolytic and critical care indications while Nichi-Iko focuses on products used for the treatment of circulatory, digestive, respiratory and nervous system problems.

Following the close of the transaction, which we expect to occur in the third fiscal quarter of 2016, Sagent will be a wholly-owned subsidiary of Nichi-Iko. As such, before, during and after this transaction, it will be business as usual. Sagent will continue to deliver our extensive portfolio of injectable products to the hospitals and clinic markets we serve and continue to grow our relationships with you, our trusted partners.

We will communicate with you throughout this process, providing updates as appropriate. In the meantime, do not hesitate to reach out to your usual contact at Sagent should you have any questions.

Thank you in advance for your continued support as we push forward into our next stage of growth and solidify our position – alongside Nichi-Iko – as a leading provider of affordable pharmaceuticals.

Sincerely,

Frank Harmon	Tom Shea
Executive Vice President, Global Operations	Vice President, Global Alliance Management

Forward-Looking Statements:

To the extent that statements contained in this communication are not descriptions of historical facts regarding Sagent, they are forward-looking statements reflecting the current beliefs, certain assumptions and current expectations of management made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and may be identified by words such as “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “could,” “should,” “may,” “will,” “would,” “continue,” “forecast,” and other similar expressions. Forward-looking statements in this communication involve substantial risks and uncertainties that could cause actual results to differ significantly from those expressed or implied by the forward-looking statements, including but not limited to, the satisfaction of the conditions to the consummation of the proposed transaction, the timing of the completion of the proposed transaction and the potential impact of the announcement or consummation of the proposed transaction on our important relationships, including with employees, suppliers and customers. Except as required by law, Sagent is under no obligation to update or revise any forward-looking statements. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the business of the company in general, see Sagent’s Form 10-K for the year ended December 31, 2015, subsequent reports on Form 10-Q and 8-K, and other filings by the Company with the U.S. Securities and Exchange Commission (“SEC”).

Important Information:

The Offer for the outstanding common stock of the Company referred to in this communication has not yet commenced. This communication is not an offer to purchase or a solicitation of an offer to sell shares of the Company’s common stock. The solicitation and the offer to purchase shares of the Company’s common stock will only be made pursuant to an offer to purchase and related materials that Parent and Merger Sub intend to file with the SEC. At the time the Offer is commenced, Parent and Merger Sub will file a tender offer statement on Schedule TO with the SEC, and soon thereafter the Company will file a Solicitation / Recommendation Statement on Schedule 14D-9 with respect to the tender offer. STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. Investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available) at the SEC’s web site at www.sec.gov or by contacting Michael Ward, the Company’s Chief Legal Officer and Corporate Secretary either by telephone at (847) 908-1600 or by e-mail at legal@sagentpharma.com.

(iv) Set forth below are excerpts from a presentation delivered by Sagent’s Chief Executive Officer to the Company’s employees:

•	Good morning. Thank you all for joining me on short notice – I really appreciate it.

•	I’ve asked you to join me to discuss the announcement that we made earlier this morning.

•	As you likely saw, we announced that we entered into an agreement to be acquired by Nichi-Iko Pharmaceutical Co., the number one generic pharmaceuticals company in Japan.

¡	Nichi-Iko offers a full line-up of high-quality generic drugs covering more than 1,000 commercially marketed products, and has a strong financial footprint across Japan with over 1,100 employees.

¡	The Company has two headquarters in Japan as well as a subsidiary in Thailand.

¡	It will soon be opening subsidiaries in Hong Kong and the U.S. – we will be a part of that expansion.

•	I, along with the rest of the management team and our Board of Directors, believe that the transaction represents an important strategic growth opportunity for our business.

•	With Nichi-Iko’s market strength in Japan, and our U.S. footprint and deep customer network, we are creating a global leader in generic pharmaceuticals.

•	Today’s announcement is the next step in the execution and enhancement of our ‘Triple E’ strategy – which I know you’re familiar with.

¡	Nichi-Iko’s medium-term plan to gain market share, expand supply chain capacity and penetrate new, international markets, closely aligns with our current business strategy.

•	Nichi-Iko was attracted to Sagent for many reasons, most importantly, you – our sophisticated and dedicated workforce.

¡	At Sagent, you are our most valuable asset and today we have found a buyer who recognizes the strength of our employees.

•	You should view this announcement as a positive conclusion to a period of transition over the past year.

¡	It should alleviate concerns internally and externally regarding the future of the Company and the uncertainty that has been discussed across the industry over the past few months.

•	The transaction is expected to close the third fiscal quarter of 2016, at which point Sagent will be a wholly-owned subsidiary of Nichi-Iko.

¡	Most importantly for you, Sagent will continue to operate as it does today for the foreseeable future.

•	We do not anticipate that this announcement will impact employees’ current positions at Sagent, specifically:

¡	Your daily responsibilities and managers will remain the same throughout the transaction process; and

¡	There will be no near-term changes to your compensation or benefits.

•	In fact, we believe that over time, joining Nichi-Iko will present new and exciting opportunities for you, both personally and professionally.

•	Today’s announcement is just the first step in the process. We are still in the very early stages of this transaction.

¡	The signing of this agreement is all that has happened so far. There are various conditions that have to be satisfied before the deal closes.

¡	We will continue to provide updates as appropriate.

¡	If you have any questions in the near-term, please reach out to your manager.

•	In closing, I want to say that I am extraordinary proud of your dedication and diligence.

¡	It is your efforts that have brought us to today’s announcement.

•	Nichi-Iko will only elevate our ability to continue delivering our extensive portfolio of injectables to the hospitals and clinic markets serving patients across the U.S.

•	Thank you again for your ongoing efforts. I look forward to what the future holds for all of us at Sagent.

Forward-Looking Statements:

To the extent that statements contained in this communication are not descriptions of historical facts regarding Sagent, they are forward-looking statements reflecting the current beliefs, certain assumptions and current expectations of management made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and may be identified by words such as “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “could,” “should,” “may,” “will,” “would,” “continue,” “forecast,” and other similar expressions. Forward-looking statements in this communication involve substantial risks and uncertainties that could cause actual results to differ significantly from those expressed or implied by the forward-looking statements, including but not limited to, the satisfaction of the conditions to the consummation of the proposed transaction, the timing of the completion of the proposed transaction and the potential impact of the announcement or consummation of the proposed transaction on our important relationships, including with employees, suppliers and customers. Except as required by law, Sagent is under no obligation to update or revise any forward-looking statements. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the business of the company in general, see Sagent’s Form 10-K for the year ended December 31, 2015, subsequent reports on Form 10-Q and 8-K, and other filings by the Company with the U.S. Securities and Exchange Commission (“SEC”).

Important Information:

The Offer for the outstanding common stock of the Company referred to in this communication has not yet commenced. This communication is not an offer to purchase or a solicitation of an offer to sell shares of the Company’s common stock. The solicitation and the offer to purchase shares of the Company’s common stock will only be made pursuant to an offer to purchase and related materials that Parent and Merger Sub intend to file with the SEC. At the time the Offer is commenced, Parent and Merger Sub will file a tender offer statement on Schedule TO with the SEC, and soon thereafter the Company will file a Solicitation / Recommendation Statement on Schedule 14D-9 with respect to the tender offer. STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. Investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available) at the SEC’s web site at www.sec.gov or by contacting Michael Ward, the Company’s Chief Legal Officer and Corporate Secretary either by telephone at (847) 908-1600 or by e-mail at legal@sagentpharma.com.